UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Clarient, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

180489106
(CUSIP Number)

12/31/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x ¨ ¨	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 180489106

13G

Page 2 of 7 Pages

1	.	NAME OF REPORTING PERSON

NorthPointe Capital, LLC
2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ¨
(b) ¨
3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF			5	.	SOLE VOTING POWER
		SHARES				-0-
BENEFICIALLY			6	.	SHARED VOTING POWER
OWNED BY						-0-
		EACH	7	.	SOLE DISPOSITIVE POWER
REPORTING						-0-
		PERSON	8	.	SHARED DISPOSITIVE POWER
		WITH				-0-
9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
-0-
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
¨
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (see response to Item 4)
12	.	TYPE OF REPORTING PERSON*(see instructions)
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 7 Pages
Item 1(a).	Name of Issuer: Clarient, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 31 Columbia Aliso Viejo, CA 92656-1460
Item 2(a). Item 2(b). Item 2(c).	Name of Persons Filing: Address of Principal Business Office, or if None, Residence: Citizenship: NorthPointe Capital, LLC 101 W. Big Beaver, Suite 745 Troy, MI 48084 (Delaware)

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 180489106

Page 4 of 7 Pages

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	¨	Broker or dealer registered under Section 15 of the Exchange

Act (15 U.S.C. 78o).

(b)	¨ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	¨ Insurance company as defined in Section 3(a)(19) of the

Exchange Act (15 U.S.C. 78c).
(d)	¨	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	x	An investment adviser in accordance with §240.13d-
1(b)(1)(ii)(E).
(f)	¨	An employee benefit plan or endowment fund in accordance
with §240.13d-1(b)(1)(ii)(F).
(g)	¨	A parent holding company or control person in accordance with
§240.13d-1(b)(1)(ii)(G).
(h)	¨	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	¨	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.¨

Page 5 of 7 Pages

Item 4.

Ownership **

     The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts which are advised by NorthPointe Capital, LLC (“NorthPointe”), a registered investment adviser. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NorthPointe, or any other person, is the beneficial owner of any securities covered by this statement. Ownership is reported as of 12/31/2010.

(a)	Amount beneficially owned: none.
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: none.
	(iii)	Sole power to dispose or to direct the disposition of: none.
	(iv)	Shared power to dispose or to direct the disposition of: none.

Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the followingx.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The clients of NorthPointe, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on this statement. As of 12/31/2010, no client’s interest related to more than 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2011.

NorthPointe Capital, LLC

By: /s/ Libby E. Liebig

Libby E. Liebig
Chief Compliance Officer